UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SXC Health Solutions Corp.

(Name of Issuer)

Common shares

(Title of Class of Securities)

78505P100

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78505P100	SCHEDULE 13G	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS New Mountain GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 78505P100	SCHEDULE 13G	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS New Mountain Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 78505P100	SCHEDULE 13G	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS New Mountain Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 78505P100	SCHEDULE 13G	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS New Mountain Affiliated Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 78505P100	SCHEDULE 13G	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS Steven B. Klinksy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 78505P100	SCHEDULE 13G	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS New Mountain Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.(a)  Name of Issuer.

SXC Health Solutions Corp.

Item 1.(b)  Address of Issuer’s Principal Executive Offices.

2441 Warrenville Road, Suite 610, Lisle, Illinois, 60532-3246.

Item 2.(a)  Name of Person Filing.

This statement on Schedule 13G (this “Statement”) is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)	New Mountain GP, LLC;
(ii)	New Mountain Investments, L.P.;
(iii)	New Mountain Partners, L.P.;
(iv)	New Mountain Affiliated Investors, L.P.;
(v)	Steven B. Klinsky; and
(vi)	New Mountain Capital, L.L.C.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons entered into a joint filing agreement, dated as of May 9, 2008, a copy of which is filed as Exhibit 99.1 to the statement on Schedule 13G filed by the Reporting Persons on May 9, 2008, and is incorporated herein by reference.

*Neither the present filing nor anything contained herein shall be construed as an admission that two or more Reporting Persons constitute a “person” for any purposes other than Section 13(d) of the Exchange Act.

Item 2.(b)  Address of Principal Business Office or, if None, Residence.

The address of the principal business office of each of the Reporting Persons is 787 Seventh Avenue, 49th Floor, New York, New York, 10019.

Item 2.(c)  Citizenship.

Citizenship or place of organization is set forth in Row 4 of the cover page for each of the Reporting Persons and is incorporated herein by reference for each of the Reporting Persons.

Item 2.(d)  Title of Class of Securities.

Common shares.

Item 2.(e)  CUSIP Number.

78505P100

Item 3.

Not applicable, as this Statement is being filed pursuant to Rule 13d-1(c).

Item 4.  Ownership.

The information required by Items 4(a) – (c) for each of the Reporting Persons is set forth below:

(a)  Amount beneficially owned:  -0-

(b)  Percent of class:  0.0%

(c)  Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: -0-
(ii)	Shared power to vote or to direct the vote: -0-
(iii)	Sole power to dispose or to direct the disposition of: -0-
(iv)	Shared power to dispose or to direct the disposition of: -0-

New Mountain GP, LLC (“NMGP”), is the general partner of New Mountain Investments, L.P. (“NMI”), which is the general partner of New Mountain Partners, L.P. (“NMP”).  NMGP is also the general partner of New Mountain Affiliated Investors, L.P. (“NMAI”).  Steven B. Klinsky is the sole member of NMGP and the Chief Executive Officer and managing member of New Mountain Capital, L.L.C. (“NMC”).  NMC is the sole manager of NMP and NMAI.

Item 5.  Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that each of the Reporting Persons has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ X ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
    After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

            Dated:  January 26, 2010

NEW MOUNTAIN GP, LLC
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Member
NEW MOUNTAIN INVESTMENTS, L.P. By: New Mountain GP, LLC, its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Member
NEW MOUNTAIN PARTNERS, L.P. By: New Mountain Investments, L.P., its general partner By: New Mountain GP, LLC, its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Member

NEW MOUNTAIN AFFILIATED INVESTORS, L.P. By: New Mountain GP, LLC, its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Member

/s/ Steven B. Klinsky
Steven B. Klinsky

NEW MOUNTAIN CAPITAL, L.L.C.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Chief Executive Officer